CALCITECH LTD.
                             (FORMERLY KEMGAS LTD.)


                   RESTATED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors
CalciTech Limited (formerly Kemgas Limited)

To the shareholders and board of directors of CalciTech Limited (formerly Kemgas Limited)

We have audited the accompanying consolidated balance sheets of CalciTech Limited (formerly Kemgas Limited) (a company in the development stage) as of February 28, 2002 and February 28, 2001, and the related consolidated statements of operations, shareholders' deficiency, and cash flows for the three years in the period ended February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing, and with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Limited (formerly Kemgas Limited) (a development stage company) as of February 28, 2002 and February 28, 2001, and the consolidated results of its operations and its cash flows for the three years in the period ended February 28, 2002 in accordance with International Accounting Standards.

As described in Note 2 to the financial statements, the Company has restated its financial statements for each of the years in the three year period ended February 28, 2002 to adjust the accounting for certain deferred development costs and convertible debt.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 28, 2002, February 28, 2001 and February 29, 2000. These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 3.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States and in Canada. The application of United States generally accepted accounting principles, as restated, and Canadian generally accepted accounting principles would have affected the determination of net loss and shareholders' deficiency for the financial years ended February 28, 2002, February 28, 2001 and February 29, 2000 to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers




Paris, France
August 6, 2002, except for Note 2 and the second paragraph of Note 15, for which the date is September 15, 2003

Comments  by  Auditor  for  Canadian   Readers  on   Canadian-International
Standards on Auditing Reporting Differences

Canadian reporting standards for auditors do not permit a reference to conditions and events that cast a substantial doubt on a company's ability to continue as a going concern, such as those described in the above paragraph, when these are adequately disclosed in the financial statements. Under Canadian reporting standards for auditors, the going concern paragraph would be excluded from this report.

                                CALCITECH LIMITED
                      (a company in the development stage)
                      RESTATED CONSOLIDATED BALANCE SHEETS
                     February 28, 2002 and February 28, 2001
                      (amounts in thousands of US dollars)

                                                                     Notes           2002 restated     2001 restated
ASSETS

Current assets
Cash and cash equivalents                                             3.6         $             11   $          196
Receivables                                                                                     14                8
Prepaid expenses and other current assets                                                       73               12
                                                                                     --------------    -------------
Total current assets                                                                            98              216

Non-current assets
Property, plant and equipment, net                                     5                       120               40
Patents, net                                                       3.8 and 6                    67                -

                                                                                     --------------    -------------
Total non-current assets                                                                       187               40

                                                                                     --------------    -------------
TOTAL ASSETS                                                                      $            285   $          256
                                                                                     ==============    =============



                 The accompanying notes are integral part of the consolidated financial statements

                                CALCITECH LIMITED
                      (a company in the development stage)
                       RESTATED CONSOLIDATED BALANCE SHEET
                     February 28, 2002 and February 28, 2001
                 (amounts in thousands of US dollars, except per
                                   share data)



                                                                     Notes      2002 restated                2001 restated
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Accounts payable and accrued liabilities                                     $              1,145  $                      579
Convertible debentures - current portion of liability element         3.14                    285                         106
                                                                              --------------------        --------------------
Total current liabilities                                                                   1,430                         685

Provisions                                                             12                     325                         200
Credit facility                                                        7                    2,043                       2,370
Convertible debentures - non-current portion of liability element   3.14                       87                          96
                                                                              --------------------        --------------------
Total liabilities                                                                           3,885                       3,351

Minority interest                                                      10                       -                          51

Shareholders' deficiency                                               9
Common stock, Cdn $ 0.001 par value; 120,000,000 shares authorized in
2002, 50,000,000 in 2001; issued and
outstanding: 43,724,179 shares in 2002 and 2001                                             1,778                       1,778
Share premium                                                                              26,296                      26,296
Holders' options outstanding on credit facility                                                55                          57
Contribution surplus                                                                           51                          47
Convertible debentures                                                                      3,303                       1,245
Deficit accumulated during development stage                                              (35,113)                    (32,595)
Cumulative foreign currency translation adjustments                                            30                          26
                                                                               ---------------------        --------------------
Total shareholders' deficiency                                                             (3,600)                     (3,146)

                                                                               ---------------------        --------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY                          $                     285  $                      256


                 The accompanying notes are integral part of the consolidated financial statements

                                CALCITECH LIMITED
                      (a company in the development stage)
                  RESTATED CONSOLIDATED STATEMENT OF OPERATIONS
                February 28, 2002, February 28, 2001 and February
                  29 2000 (amounts in thousands of US dollars,
                             except per share data)


                                                                      Notes    2002 restated  2001 restated    2000 restated




Revenues                                                                      $           -  $          - $                   -
Cost of revenues                                                                          -             -                     -

                                                                                 -----------   -----------   -------------------
Gross margin                                                                              -             -                     -

Research and development expenses                                             $         696  $      1,618 $               1,371
General and administrative expenses                                                     939           543                   931
Settlement of legal dispute                                            12               400             -                     -

                                                                                 -----------   -----------   -------------------
Operating loss                                                                       (2,035)       (2,161)               (2,302)

Interest expense, net                                                                  (201)         (363)                 (244)
                                                                                 -----------   -----------   -------------------
Loss before income taxes and minority interest                                       (2,236)       (2,524)               (2,546)

Provision for income taxes                                             12              (333)           (9)                  (12)
                                                                                 -----------   -----------   -------------------
Loss from ordinary activities                                                        (2,569)       (2,533)               (2,558)

Minority interest                                                      10                51             -                     -

                                                                                 -----------   -----------   -------------------
Net loss                                                                      $      (2,518) $     (2,533)$              (2,558)
                                                                                 ===========   ===========   ===================

Net loss per share:
Basic                                                                         $     (0.058) $      (0.063)$              (0.083)
Diluted                                                                       $     (0.058) $      (0.063)$              (0.083)

Shares used in net loss per share calculation:
Basic                                                                           43,724,179     39,890,846            30,933,290
Diluted                                                                         43,724,179     39,890,846            30,933,290



                 The accompanying notes are integral part of the consolidated financial statements

                                CALCITECH LIMITED
                      (a company in the development stage)
             RESTATED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                February 28, 2002, February 28, 2001 and February
               29, 2000 (amounts in thousands of US dollars except
                                number of shares)

                                                                                            Holders' option    Contributed
                                                                                                     outstanding on     surplus
                                                    Note   Common Stock                 Share        convertible note
                                                                                        premium      payable
                                                            Shares           Amounts
-----------------------------------------------------------------------------------------------------------------------------------
Balances, February 28, 1999 as previously presented           29,917,386        1,768       16,631         --           --

Effect of change for deferred development costs                       --           --           --         --           --
Effect of change for convertible debt                                 --           --           88         92           --


Balances, February 28, 1999 as restated                       29,917,386        1,768       16,719         92           --

Net loss                                                              --           --           --         --       (2,558)
Drawing on credit facility                                7           --           --           --         49           --
Issuance of common stock upon conversion of credit
facility                                                  7    2,429,150            2          625        (27)          --
Interest on convertible debentures                                    --           --           --         --           --
Conversion of convertible  debentures, net of finders fee 4    7,202,643            5        7,093         --            1
Conversion of options                                     4      175,000           --           --         --           --
Value assigned to the conversion feature                  4          --            --        1,345         --
Foreign currency translation adjustments                             --            --           --         --           --


Balances, February 29, 2000 as restated                       39,724,179        1,775       25,782         114            1

Net loss                                                              --           --           --          --       (2,533)
Drawing on credit facility                                7           --           --           --           49           --
Issuance of common stock upon conversion of credit
facility                                                9.2    4,000,000            3          514          (63)         --
Issuance of convertible debentures, net of finders fee  9.1           --           --           --           --          --
Foreign currency translation adjustments                              --           --           --           --          --


Balances, February 28, 2001 as restated                       43,724,179        1,778       26,296           57           47

Net loss                                                              --           --           --           --           --
Drawing on credit facility                                7           --           --           --            2           --
Conversion of credit facility into convertible
debenture                                               9.1           --           --           --           (4)          --
net of finders fee
Foreign currency translation adjustments                              --           --           --           --           --

Balances, February 28, 2002 as restated                       43,724,179        1,778       26,296           55           51



Balances, February 28, 1999 as previously presented                8,148       (26,292)          (23)          232

Effect of change for deferred development costs                     --            (723)         --            (723)
Effect of change for convertible debt                               --             (86)         --              94

                                                                                Deficit        Cumulative     Total
                                                                              accumulated       currency      consolidated
                                                              Convertible       during          translation   shareholders'
                                                              Debentures    devlopment stage    adjustments   deficieny
--------------------------------------------------------------------------------------------------------------------------

Balances, February 28, 1999 as restated                            8,148       (27,101)          (23)         (397)

Net loss                                                              --        (2,558)
Drawing on credit facility                                            --            --            --            --
Issuance of common stock upon conversion of credit
facility                                                              --            --            --           600
Interest on convertible debentures                                   403          (403)           --           --
Conversion of convertible  debentures, net of finders fee 4       (7,206)           --            --          (107)
Conversion of options                                               --              --            --           --
Value assigned to the conversion feature                            --          (1,345)           --           --
Foreign currency translation adjustments                            --            --             202           202



Balances, February 29, 2000 as restated                             --         (30,062)          179        (2,211)

Net loss                                                            --          (2,533)           --        (2,533)
Drawing on credit facility                                          --              --            --             6
Issuance of common stock upon conversion of credit
facility                                                            --             --            --             500
Issuance of convertible debentures, net of finders fee            1,245            --            --           1,245
Foreign currency translation adjustments                            --            --            (153)         (153)


Balances, February 28, 2001 as restated                            1,245       (32,595)           26        (3,146)

Net loss                                                            --          (2,518)         --          (2,518)
Drawing on credit facility                                          --            --            --               2
Conversion of credit facility into convertible
debenture                                                          2,058          --            --           2,058
net of finders fee
Foreign currency translation adjustments                            --            --               4             4

Balances, February 28, 2002 as restated                            3,303       (35,113)           30        (3,600)




                 The accompanying notes are integral part of the consolidated financial statements


                                CALCITECH LIMITED
                      (a company in the development stage)
                  RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS
           February 28, 2002, February 28, 2001 and February 29, 2000
                      (amounts in thousands of US dollars)



                                                                             2002 restated     2001 restated       2000
                                                                                                                 restated



Cash flows from operating activities
Loss before income taxes and minority interest                           $        (2,236)  $       (2,524) $        (2,546)
Non cash items
Depreciation and amortization                                                           3            1,205              608
Interest expense                                                                      201              363              344
                                                                            --------------   --------------    -------------
Operating loss before working capital changes                                     (2,032)            (956)          (1,594)

Changes in working capital :
Decrease /(increase) in accounts receivable                                           (6)                1              (3)
Decrease /(increase) in other current assets                                         (61)              (1)                8
Increase/(decrease) in accounts payable and accrued expenses, and
provisions used                                                                       202              125             (65)

                                                                             --------------   --------------    -------------
Cash used in operations                                                            (1,897)            (831)          (1,654)

Interest paid to financial institutions                                                  -              (5)              (1)
Income taxes paid                                                                      (8)              (9)             (12)

                                                                             --------------   --------------    -------------
Net cash used in operating activities                                              (1,905)            (845)          (1,667)

Cash flows from investing activities
Acquisition of property, plant and equipment                                         (164)              (1)                -

                                                                             --------------   --------------    -------------
Net cash used in investing activities                                                (164)              (1)                -

Cash flows from financing activities
Payment of bank loans                                                                    -              (7)             (12)
Proceeds from issuance of convertible  debentures                                    2,500              441                -
Proceeds from credit facility                                                        2,316            1,080            1,684
Payment of credit facility                                                         (2,643)            (324)                -
Finders fee                                                                          (125)             (52)            (108)
Non-controlling investment in Odda                                                       -               51                -
Interest paid on convertible  debentures                                             (210)                -                -

                                                                             --------------   --------------    -------------
Net cash provided by financing activities                                            1,838            1,189            1,564

Effect of exchange rate changes on cash                                                 46            (153)              202

                                                                            --------------   --------------    -------------
Net increase / (decrease) in cash and cash equivalents                               (185)              190               99
Cash and cash equivalents, beginning of year                                          196                6                7

                                                                            --------------   --------------    -------------
Cash and cash equivalents, end of year                                   $             11 $            196 $            106
                                                                            ==============   ==============    =============


                 The accompanying notes are integral part of the consolidated financial statements

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended February 28, 2002 (amounts in thousands of US dollars, except per share data)


1. BUSINESS OF THE COMPANY

CalciTech Limited (formerly Kemgas Ltd.) (the "Company") is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). The production of acetylene gas from calcium carbide generates significant quantities of carbide lime. CalciTech decided to develop a process for producing a low cost PCC from waste lime. PCC is a white pigment which can only be produced from pure, white limestone deposits and is currently used in a wide range of applications, including paper filling and high value pharmaceutical and food additives.

Revenue from the principal activity has not yet started.

Throughout these notes to the restated consolidated financial statements, all referenced amounts reflect the balances and amounts on a restated basis.

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company determined that it was required to restate the accounting for development activities and convertible debt to conform the accounting to GAAP.

As a result of the foregoing, the Company has restated its financial statements for the three years ended February 28, 2002.

Set forth below are the restatement adjustments included in the restatement of the previously issued financial statements, each of which is a "fundamental error" within the meaning of IAS 8.

Considering the following circumstances:

- There remains a technical and design risk that it will not be possible to scale-up production in the manner envisaged and a risk that the cost, timing and efficiency of commercial production will not be consistent with the current plans;
- The production process is new and has not been tried before, so there are several risks associated with the scale up to full commercial production;
-        There are no firm sales contract;

the criteria set by International Accounting Standards for the deferral of development costs, as further described in Note 3.10, have not yet been met, and consequently the Company restated the financial statements to expense development costs, which had been deferred in previously issued financial statements.

Considering that the small scale plant was constructed to provide final process data and bulk samples and to reduce the technical risk in moving up to a full scale plant, management has not demonstrated the technical feasibility of completing the asset for use in commercial production. The small-scale production plant, which had been considered a tangible asset in the previously issued financial statements, was accordingly expensed as a development activity in the restated consolidated financial statements.

Considering that being in the development stage does not preclude the Company from obtaining reliable measure of the fair market value of its compound debt instruments, the fair values on issue of the debt of the liability component and the equity conversion component of convertible debt were determined and classified separately. The fair value of the liability component is calculated using the interest rate for an equivalent non-convertible debt. The residual amount, representing the value of the conversion rights, is included in shareholders' equity. The values of convertible debentures and credit facility, which had been entirely posted to shareholders' equity and liabilities in the previously issued financial statements, were accordingly split between shareholders' equity and liabilities in the restated consolidated financial statements, and the classification of flows relating thereto in equity and the statement of operations was amended accordingly.

Summary of Restatement Items

The following tables present the impact of the restatement adjustments on the Company's previously reported 2002, 2001 and 2000 results and financial position on a condensed basis:


                                              2002                     2001                        2000
Statement of operations:                   As previousy As restated  As previously restated   As previousy As restated
                                                                      reported
Gross margin                                        -           -             -          -               -           -

Research and development expenses       $          88         696 $       1,640      1,618  $        1,745       1,371
General and administrative expenses               897         939           543        543             931         931
Settlement of legal dispute                       400         400             -          -               -           -

                                           -----------------------  -----------------------     -----------------------
Operating loss                                 (1,385)     (2,035)       (2,183)    (2,161)         (2,676)     (2,302)

Interest expense, net                            (142)       (201)         (263)      (363)           (598)       (244)
                                           -----------------------  -----------------------     -----------------------
Loss before income taxes and minority interest (1,527)     (2,236)       (2,446)    (2,524)         (3,274)     (2,546)

Provision for income taxes                       (333)       (333)           (9)        (9)            (12)        (12)
                                           -----------------------  -----------------------     -----------------------
Loss from ordinary activities                  (1,860)     (2,569)       (2,455)    (2,533)         (3,286)     (2,558)

Minority interest                                  51          51             -          -               -           -
                                           -----------------------  -----------------------     -----------------------
Net loss                                $      (1,809)     (2,518)$      (2,455)    (2,533)$        (3,286)     (2,558)
                                           =======================  =======================     =======================

Net loss per share:
Basic                                   $      -0.041      -0.058 $      -0.062     -0.063 $        -0.106      -0.083
Diluted                                 $      -0.041      -0.058 $      -0.062     -0.063 $        -0.106      -0.083

Shares used in net loss per share calculation:
Basic                                      43,724,179  43,724,179    39,890,846 39,890,846      30,933,290  30,933,290
Diluted                                    43,724,179  43,724,179    39,890,846 39,890,846      30,933,290  30,933,290




                                       2002                         2001
Balance sheet:                     As previously   As restated    As previously As restated
                                        reported                   reported
ASSETS

Current assets
Cash and cash equivalents        $           11       11     $           196       196
Receivables                                  14       14                   8         8
Prepaid expenses and other current assets    73       73                  12        12
                                   ----------------------        ----------------------
Total current assets                         98       98                 216       216

Non-current assets
Property, plant and equipment, net          397      120                  40        40
Patents, net                                 67       67                   -         -
Deferred development costs, net             658        -                 327         0
                                   ----------------------        ----------------------
Total non-current assets                  1,122      187                 367        40
                                   ----------------------        ----------------------
TOTAL ASSETS                     $        1,220      285     $           583       256
                                   ======================        ======================

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Accounts payable and accrued
liablities                      $         1,145    1,145     $           579       579
                                   ----------------------        ----------------------
Total current liabilities                 1,145    1,145                 579       579

Provisions                                  325      325                 200       200
Credit facility                           2,043    2,043               2,370     2,370

                                   ----------------------        ----------------------
Total liabilities                         3,513    3,513               3,149     3,149

Minority interest                             -        -                  51        51

Shareholders' deficiency
Common stock, Cdn $ 0.001 par value;
120,000,000 shares authorized in
2002, 50,000,000 in 2001; issued and
outstanding: 43,724,179 shares in 2002
and 2001                                  1,778    1,778               1,778     1,778
Share premium                            26,039   26,039              26,164    26,164
Convertible debentures                    3,948    3,948               1,448     1,448
Deficit accumulated during development
stage                                   (34,088) (35,023)            (32,033)  (32,360)
Cumulative foreign currency translation
adjustments                                  30       30                  26        26
                                   ----------------------        ----------------------
Total shareholders' deficiency           (2,293)  (3,228)             (2,617)   (2,944)

                                   ----------------------        ----------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
DEFICIENCY                         $      1,220      285     $           583       256
                                   ======================        ======================


3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve months from the balance sheet date.

The Company is in the development stage and has therefore incurred cumulative losses of $35,113 through February 28, 2002 and current liabilities exceed current assets by $1,332. Accordingly, there is significant doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon securing borrowing and raising further capital until such time as the Company is generating adequate revenue as to be self-supporting.

The credit facility agreement with Epsom Investment Services N.V. to provide up to $5 million (see Note 7) has been further extended to March 5, 2003. As at February 28, 2002, $2,043 of this facility had been drawn down. Further, Epsom agreed to convert part of this facility into equity for $450 in February 2002.

Also during February 2002, the Company announced a private placement of mixed securities to raise $2,000 (see Note 9.3). This placement was successfully closed on April 12, 2002.

Management is currently pursuing mezzanine financing to further fund the development of its products and markets and to carry out its business plan.

Assets and liabilities are recorded on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.2 Basis of presentation

The consolidated financial statements are prepared and presented in accordance with International Accounting Standards. A reconciliation of net income and shareholders' equity between IAS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 15.

Certain disclosure differences between IAS and Canadian GAAP are included in
Note 15.

3.3 Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.

3.4 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.5 Foreign currency translation

The reporting currency of the Company is the US dollar (USD), which is also the measurement currency of the parent company. The parent company elected the US dollar as its measurement currency rather than the Bermudan dollar (BMD), which is the currency of its country of domicile, to reflect the fact that the majority of its financing, consulting and labor costs are denominated in US dollars.

The measurement currency of the Company's operating foreign subsidiaries is their local currency, generally the Euro. Assets and liabilities of the Company's foreign subsidiaries are translated into US dollars using the exchange rate in effect at the balance sheet date. Additionally, their expenses are translated using exchange rates approximating average rates prevailing during the year. Translation adjustments that arise from translating their financial statements from their local currencies to US dollars are accumulated and reflected as a separate component of shareholders' equity.

Gains and losses that arise from the effect of exchange rate changes on balances denominated in currencies other than the measurement currency of each of the Company and its subsidiaries are included in the statements of operations as incurred.

3.6 Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

3.7 Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives set out below:

              Leasehold improvements         lesser of lease term or 10 years
              Plant and equipment            10 years
              Office furniture and equipment 5 to 10 years

Maintenance and repairs are charged to expense when incurred.

3.8 Patents

Expenditure on acquired patents is capitalized and amortized over their useful lives. Legal expenditure for the protection of technology developed by the Company is recognized as an expense as incurred below, except when additional future economic benefits can be attributed to such protection at closing date.

3.9 Goodwill

Under the purchase method of accounting, the excess of the purchase price of the business acquired over the fair value of tangible and intangible assets at the date of acquisition has been assigned to goodwill. Such amounts are amortized over a maximum of 15 years on a straight-line basis. The carrying value of goodwill is reviewed on an annual basis relying on a number of factors including business plans and economic projections using an undiscounted cash-flow method. Provision is made for any impairment identified, using the discounted cash-flow method.

3.10 Research and development

Research and development costs are expensed as incurred, except for development costs which are deferred as intangible assets when the Company can demonstrate all of the following:

o the technical feasibility of completing the intangible asset so that it will be available for use or sale;

o    its intention and ability to use or sell the intangible asset;

o the existence of a market for the output of the intangible asset or the intangible asset itself;

o    the   availability  of  adequate   technical   resources  to  complete  the
     development;

o the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to the ability of the Company to continue as a going concern, as described in Note 3.1;

o its ability to measure the expenditure attributable to the intangible asset during its development reliably.

Deferred development costs are originally recorded at cost, which includes:

o expenditure on materials and services used or consumed in generating the intangible asset;

o the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and

o any expenditure that is directly attributable to generating the asset, such as the amortization of patents used to generate the asset.

Any costs capitalized are amortized on a straight-line basis over the period of expected future benefit.

The Company has determined that its development activities do not meet the aforementioned criteria for deferral.

3.11 Net loss per common share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding.

For the purpose of calculating diluted earnings per share, the net profit attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations.

3.12 Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company.

3.13 Deferred taxation

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

Deferred tax assets are recognized only to the extent that future taxable profit will be available such that realization of the related tax benefit is more likely than not.

3.14 Stock options

The Company does not recognize any compensation expense with respect to stock options.


3.15 Convertible debt accounting

On issue of convertible debentures and credit facility, the fair value of the conversion option is determined. This amount is recognized and presented separately in shareholders' equity. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible bond. The obligation to make future payments of interest is carried as a liability until extinguished on conversion or maturity of the notes. When the Company has the option to convert the principal and, if applicable, the interest on these notes, the obligation to make future payments of principal to the holder is carried as equity.

The fair value of the liability component, representing the obligation to make future payments of interest to the holder of the conversion option is calculated using a deemed market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' deficiency.


4. Acquisition

On February 29, 1996, the Company acquired the remaining 50.1% of Kemgas Corporation Inc. and its subsidiaries (KCI) not already owned by the Company exchanging for each share of KCI: o one common share of the Company; and o $1.00 in the form of 7.5% convertible debentures.

The Company also undertook to take over the 1,050,000 outstanding stock options in KCI.

The acquisition was accounted for under the purchase method and accordingly, goodwill of $12,691 was recognized. Based on subsequent developments in strategy and operations, CalciTech determined that the goodwill relating to the acquisition of KCI had been impaired. As required by generally accepted accounting principles, this change in estimate which amounted to a charge of $10,649 was recorded in the year ended February 28, 1999.

Under an agreement dated February 25, 2000, Epsom Investment Services N.V., which represented 100% of the holders of the convertible debentures (amounting to $5,562 at that date) and acting in a non-discretionary role, agreed to convert the debentures plus accrued interest to February 18, 2000 (amounting to $1,640 at that date) into common shares of the Company on the basis of one share for each $1 of note. The remaining option holders also agreed to convert their 175,000 options into common shares of the Company on the basis of one CalciTech Ltd. share for one KCI option. This resulted in the issue of 7,377,643 common shares.


5. Property, plant and equipment

Property, plant and equipment consists of the following:

                                                                                     2002               2001

Leasehold improvements                                                     $           17      $          17
Building                                                                               81                  -
Plant and equipment                                                                    52                 52
Laboratory equipment                                                                    5                  -
Office furniture and equipment                                                         48                 44
                                                                              ------------        -----------
Total gross value                                                                     203                113

Less accumulated depreciation                                                         (83)               (73)
                                                                              ------------        -----------
Total property, plant and equipment, net                                   $          120      $          40
                                                                              ============        ===========


Depreciation expense totaled $12, $11 and $11 for the years ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively.


6. PATENTS

Patents can be summarized as following:

                                                                         2002               2001

Net amount at beginning of the year                             $           -     $        1,193
Additions                                                                  71                  -
Amortized during the year                                                  (4)            (1,193)
                                                                   -----------      -------------
Balance at the end of the year                                             67                  -
                                                                   ===========      =============

Gross amount                                                            3,244              3,173
Accumulated amortization                                               (3,177)                 -
                                                                   -----------      -------------
Balance at the end of the year                                  $          67     $            -
                                                                   ===========      =============


The Company acquired via the combination with KCI (Note 4) rights to several patents in the field of Acetylene production, equipment for this production and PCC with expiry dates up to the year 2009.

Patents were initially amortized over a period of 13 years. During the year ended February 28, 1999, the estimated remaining useful life of the patents was revised to 3 years. This change was made in view of the fact that technological obsolescence arises at a faster rate than expiry of legal rights attached to the asset. As a result, those patents were fully amortized at February 28, 2001.

Amortization expense amounted to $4, $1,193, and $597 for the years ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively.

7. CREDIT FACILITY AGREEMENT

On February 28, 1998 the Company entered in a credit facility agreement of up to $2,330 with Epsom Investment Services N.V., which represented 100% of the lenders and acting in a non-discretionary role, bearing interest at 8% per annum and due year 2000.

In April 1999, the Company re-negotiated an extension of the existing credit facility agreement with Epsom Investment Services N.V. to provide up to $5 million for the purposes of funding the Company's PCC development program for a term to February 28, 2001. Interest rate per annum was reduced to 7 3/4% .

In February 2001, the Company re-negotiated a further extension of the existing credit facility agreement for a term to March 4, 2002 at an annual interest rate of 7 3/4%. A further extension has been negotiated extending the facility to March 5, 2003 with the same rate of interest.

The balance due on the credit facility agreement can be converted in part or in whole into shares of common stock at any time at the option of the holder. The conversion price is equal to 80% of the trading price per share of common stock on the date such note was made or additional advances were made. The facility is collateralized by the assets of the Company.

The credit facility is presented as follows:

                                                                                        2002           2001

Face value of note issued during the year                                              2,174          1,080
Less equity conversion component                                                          (2)            (6)

                                                                                 ------------   ------------
                                                                                       2,172          1,074

Interest expense                                                                         144            358
Conversion of note into common shares                                                      -           (500)
Conversion of note into convertible debentures                                        (2,500)        (1,059)
Payments made during the year                                                           (143)          (324)

                                                                                 ------------   ------------
                                                                                        (327)          (451)

Liability component at the beginning of the year                                       2,370          2,821
                                                                                 ------------   ------------
Liability component at end of the year                                                 2,043          2,370
                                                                                 ============   ============

Effective interest rate at year end                                                    7.75%         11.75%
                                                                                 ------------   ------------




The carrying amount of the credit facility approximates its fair value.

8. COMMITMENT

The Company leases its principal management services office under an operating lease expiring in October 2004. Under the terms of the lease agreement, the Company has the option to extend the term of the lease for three years. At February 28, 2002, future minimum payments amounted to $7.


9. SHAREHOLDERS' DEFICIENCY

9.1. Convertible debentures

In February 2001, the Company entered into an agreement for the placement of 8% convertible debentures in the sum of $1,500 for a term to February 2003. Of this amount, $441 was paid in cash and $1,059 was exchanged for the credit facility. Interest is payable quarterly. Investors may after two years or on any prior dividend payments date up to maturity, convert into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. This instrument qualifies for equity classification under IAS as long as there is no indication that the shares of the Company may be delisted. If that future event was to occur within 270 days after the date of conversion, the investors may put the debentures to the Company at 100% of their original amount plus accrued and unpaid interest. Accordingly, the instrument would be reclassified to debt from the date that the decision to delist the shares was made. The investors shall also receive 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The Company may redeem the convertible debentures in whole or in part at any time up to two years. On the maturity date, the Company also has the right to convert any or all of the amounts of principal and any unpaid interest, into common stock. A finders fee of 5% and 1,000 common stock purchase warrants per $100 invested was paid.

In July 2001, the Company entered into a further agreement for the placement of 7.5% convertible debentures in the sum of $2,500 for a term to November 2003. The terms of the note are exactly the same as those on the notes issued in February 2001. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The effective interest rate assigned to the liability element is 12%.


9.2 Conversion of credit facility

In February 2001, the Company entered into an agreement to convert part of the balance due on the credit facility agreement (amounting to $500) with Epsom Investment Services N.V. (Note 7) into common stock of the Company on the basis of one share for each US$0.125 of note. This resulted in the issue of 4,000,000 common shares.

9.3 Agreements with post balance sheet effect

In February 2002, Epsom Investment Services N.V. agreed to convert an additional $ 450 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.32 of note. This conversion will result in the issue of common stock of 1,424,050 common shares.

During February 2002, the Company announced a private placement of mixed securities to raise US$ 2,000 by way of 7.5% convertible debentures in the sum of $ 300, with the same terms and conditions as previous issues, and by the issue of common stock in the sum of $ 1,700 at a discount of 10% to the market average price, with the issue for each share taken down of a twelve month warrant for one additional share at a premium of 20% to the strike price. The placing, which was completed after the end of the financial year, subject to the approval of the Canadian Venture Exchange, consisted of 4,933,091 common shares, priced at CDN $0.55 with a twelve month warrant to purchase an additional common share for each share taken down at CDN $0.66, and US$300 7.5% convertible debentures.

9.4 Stock option plan

Under the provision of the Canadian Venture Exchange (formerly Vancouver Stock Exchange), a total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant.

Stock option activity was as follows:

                                       Number of           Exercise price per share
                                          Shares

Balance at February 28, 1999            2,185,000            Cdn $0.80 to 1.50

Options lapsed                        (1,175,000)            Cdn $0.29 to 1.50
Options granted                           500,000                Cdn $0.30
                                      ---------------   -----------------------------
Balance at February 29, 2000            1,510,000            Cdn $0.29 to 0.30
                                      ---------------   -----------------------------

Options lapsed                          (350,000)                Cdn $0.29
Options granted                                 -
                                      ---------------   -----------------------------
Balance at February 28, 2001            1,160,000            Cdn $0.29 to 0.30

Options lapsed                                  -
Options granted                                 -
                                      ---------------   -----------------------------
Balance at February 28, 2002            1,160,000            Cdn $0.29 to 0.30


All options that were outstanding as at December 8, 1999, originally priced at Cdn $0.80 to 1.50 have had their exercise price amended to Cdn $0.29.

The following table summarizes information with respect to stock options as of February 28, 2002:

                    Number of                    Status                   Number of         Weighted average
    Exercise         options                                               options       remaining contractual
     price         outstanding                                           exercisable          life (years)

Cdn $0.30            500,000                   Exercisable                 500,000                3.25
Cdn $0.29            660,000                   Exercisable                 660,000                0.98
                    ----------                                            ---------
                    1,160,000                                             1,160,000


9.5 Other information

The Company is committed to issue 100,000 common shares for services in connection with the preparation and filing of a registration statement under the Securities Exchange Act (US) and listing on the National Associations of Securities Dealers Automated Quotation System (NASDAQ), in the event that the Company elects to obtain a NASDAQ listing.

The Company has never paid or distributed dividends.


10. MINORITY interest

During the year ended February 28, 2001, the Company contributed 51% of the share capital of CalciTech Odda A-S ("Odda") (a Norwegian company) through a wholly-owned subsidiary, CalciTech Holdings ApS (a Danish company, formed on October 31, 2000). Minority interest represents the interest in the company owned by a third party.


11. Income taxes

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.

Loss before income taxes and minority interest consists of the following:

                                                                     2002       2001         2000

Bermuda                                                       $    (2,021)    (2,335)$     (2,680)
Rest of world                                                        (215)      (189)         134
                                                                 ---------  ---------   ----------
Loss before income taxes and minority interest                $    (2,236)$   (2,524)$     (2,546)

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards as of February 28, 2002.


12. PROVISIONS AND CONTINGENCIES

The Company had received a claim from one of its former customers. Based upon the information provided by this customer, the Company has offered and accrued $200 to settle the dispute. During October 2001, the Company reached settlement with its former customer. Settlement in a sum of $601 was affected by the Company by making installment payments of $201 at the execution of the settlement agreement, $200 on October 31, 2001, $100 on March 31, 2002, and $100 on October 31, 2002. Payment of the first two installments was effected during the financial year which resulted in a full cessation of claims from the former customer. Whilst reaching the settlement, the Company accepted no responsibility for the claims.

The Company is subject to legal proceeding, claims, and litigation arising in the ordinary course of business. The Company and its subsidiaries are occasionally challenged by local tax authorities. The Company records a provision for these tax risks based on its most available information on the tax claim in each tax jurisdiction. The Company's management does not expect that the ultimate cost to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.


13. RELATED PARTY TRANSACTIONS

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled $196, $240 and $180 for the years ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively.

In the financial year ended February 28, 2002, this amount included $175 paid to EuroHelvetia TrustCo S.A., who were contracted by CalciTech to act as the Company's exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger
A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A.. EuroHelvetia also provide administration of Epsom Investment Services N.V..

Roger A. Leopard charged the remaining $ 21 to CalciTech Group Services in providing strategic and industrial counseling services.

14. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Company operates in one business segment. The following table presents information by geographical area:

                                                  2002        2001         2000
Operating loss

Bermuda                                    $    (1,882)$    (1,972)$     (2,436)
Rest of world                                     (153)       (189)         134

                                              ---------   ---------   ----------
Total                                      $    (2,035)$    (2,161)$     (2,302)

Identifiable assets

Bermuda                                    $        67 $         -
Rest of world                                      218         256

                                              ---------   ---------
Total                                      $       285 $       256



15. DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS, US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with International Accounting Standards (IAS), which differ from generally accepted accounting principles in the United States (US GAAP) and generally accepted accounting principles in Canada (Canadian GAAP).

Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The Company has restated its net loss in accordance with US GAAP to reflect this accounting policy. The effect was the additional charge to net loss as represented by "Beneficial conversion feature on credit facility". There was no effect on Shareholders' deficiency from this change. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.

The principal differences between IAS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:


                                                                       2002          2001          2000       Cumulative total
                                                                                                             since inception
                                                                     restated      restated      restated         restated

Net loss in accordance with IAS, restated                         $      (2,518)$      (2,533)$      (2,558)$           (33,473)
Interest, finders fee and currency translation on convertible debentures   (275)          (52)            -                (327)
Beneficial conversion feature on credit facility                           (543)         (240)         (470)             (2,012)
Share options accounting                                                   (123)            -             -                (123)

                                                                    ------------  ------------  ------------  ------------------
Net loss in accordance with US GAAP                               $      (3,459)$      (2,825)$      (3,028)$           (35,935)

Basic net loss per share under US GAAP                            $      (0.079)$      (0.071)$      (0.098)$
Diluted net loss per share under US GAAP                          $      (0.079)$      (0.071)$      (0.098)$


Shareholders' deficiency in accordance with IAS, restated         $      (3,600)$      (3,146)$
Convertible debentures                                                   (3,633)       (1,300)

                                                                    ------------  ------------
Shareholders' deficiency in accordance with US GAAP               $      (7,233)$      (4,446)$


Under US GAAP, convertible debentures should not be included within shareholders' deficiency. Accordingly, interest and the foreign currency translation adjustment on the principal element, and finders fee would be charged to income under US GAAP.

The Company's share option plan is treated as a compensatory plan under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its share options which were granted to employees and non-employee directors elected by shareholders.

Under APB 25, compensation expense is recognized when exercise prices are below the fair market value of the underlying shares. The repricing of options on December 8, 1999 required the Company to follow variable plan accounting, under which compensation cost is remeasured each period. Due to the rise in market value, a compensation expense of USD 123, as restated in September 2003, was recorded for the first time in the financial year ended February 28, 2002.

Under US GAAP, additional disclosures would include, but not necessary be limited to the following:

Consideration received for shares of stock, warrants, rights and other equity securities


                                                                                 Number                 Amount

As at February 28, 1987                                                            8,167,825  $               10,560

Performance shares for patent rights                                              10,000,000                       -
Issue of shares for cash                                                             766,667                     838
                                                                            ----------------- --- -------------------

As at February 29, 1988                                                           18,934,492                  11,398
Issue of shares for cash                                                             250,000                     359
                                                                            ----------------- --- -------------------

As at February 28, 1989 and 1990                                                  19,184,492                  11,757
Issue of shares for cash                                                           1,000,000                     602
                                                                            ----------------- --- -------------------

As at February 28, 1991                                                           20,184,492                  12,359
Issue of shares for cash                                                             600,000                     394
Exercise of stock options                                                             23,000                      15
Issue of shares for debt                                                             413,171                     271
Reduction of paid up capital                                                               -                (12,169)
                                                                            ----------------- --- -------------------

As at February 29, 1992                                                           21,220,663                     870
Exercise of stock options                                                            207,000                     140
Exercise of warrants                                                                  70,000                      56
Performance shares cancelled                                                    (10,000,000)                       -
                                                                            ----------------- --- -------------------

As at February 28, 1993                                                           11,497,663                   1,066
Exercise of warrants                                                                 530,000                     483
Exercise of stock options                                                             11,000                      18
Acquisition of Kemgas Corporation Inc.                                             5,187,495                     109
                                                                            ----------------- --- -------------------

As at February 28, 1994                                                           17,226,158                   1,676
Exercise of stock options                                                             75,000                      82
Exercise of stock options                                                             75,000                       -
                                                                            ----------------- --- -------------------

As at February 28, 1995                                                           17,376,158                   1,758
Exercise of stock options                                                            200,000                       -
Acquisition of 50.1% Kemgas Corporation Inc.                                       5,187,505                       4
                                                                            ----------------- --- -------------------

As at February 29, 1996                                                           22,763,663                   1,762
Exercise of Kemgas Corporation Inc. stock options                                    375,000                       -
                                                                            ----------------- --- -------------------

As at February 28, 1997                                                           23,138,663                   1,762
Issue of shares on conversion of credit facility                                   3,800,000                       4
                                                                            ----------------- --- -------------------

As at February 28, 1998                                                           26,938,663                   1,766
Issue of shares on conversion of credit facility                                   2,978,723                       2
                                                                            ----------------- --- -------------------

As at February 28, 1999                                                           29,917,386                   1,768
Issue of shares for cash                                                           2,429,150                       2
Conversion of convertible debentures                                               7,202,643                       5
Exercise of Kemgas Corporation Inc. stock options                                    175,000                       -
                                                                            ----------------- --- -------------------

As at February 29, 2000                                                           39,724,179                   1,775
Issue of shares on conversion of credit facility                                   4,000,000                       3
                                                                            ----------------- --- -------------------

As at February 28, 2002 and February 28, 2001                                     43,724,179  $                1,778
                                                                            ================= === ===================




                                                        Options Outstanding             Option price per share
                                                                                                 Cdn.
Balance, February 28, 1990                                 1,850,000             $               0.45
Options granted                                              490,000                             0.90
Options cancelled                                        (1,925,000)                     0.45 to 0.90
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1991                                   415,000                             0.90
Options granted                                              100,000                             0.90
Options granted                                               25,000                             1.49
Options granted                                               20,000                             1.50
Options exercised                                           (23,000)                             0.90
Options cancelled                                           (40,000)                             0.90
                                                    ---------------------------- --- --------------------------

Balance, February 29, 1992                                   497,000                     0.90 to 1.50
Options exercised                                          (207,000)                     0.90 to 1.50
Options cancelled                                          (115,000)                     0.90 to 1.50
Options granted                                               75,000                             1.50
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1993                                   250,000                     0.90 to 1.50
Options granted                                              131,000                             2.25
Options exercised                                           (11,000)                             2.25
Options cancelled                                          (100,000)                             1.50
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1994                                   270,000                     0.90 to 2.25
Options granted                                              200,000                             2.28
Options exercised                                           (75,000)                             1.50
Options exercised                                           (75,000)                             0.90
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1995                                   320,000                     2.25 to 2.28
Options exercised                                          (200,000)                             2.28
                                                    ---------------------------- --- --------------------------

Balance, February 29, 1996                                   120,000                             2.25
Options lapsed                                              (10,000)                             2.25
Options granted                                              750,000                             2.45
Options granted                                              425,000                         US$ 2.50
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1997                                 1,285,000                    2.25 to 2.45 & 2.50
Options lapsed                                           (1,175,000)                            2.45 & 2.50
Options granted                                            1,925,000                             1.50
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1998                                 2,035,000                     1.50 to 2,25
Options lapsed                                             (600,000)                     1.50 to 2.25
Options granted                                              750,000                     0.80 to 1.50
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1999                                 2,185,000                     0.80 to 1.50
Options lapsed                                           (1,175,000)                     0.29 to 1.50
Options granted                                              500,000                             0.30
                                                    ---------------------------- --- --------------------------

Balance, February 29, 2000                                 1,510,000                     0.29 to 0.30
Options lapsed                                             (350,000)                             0.29
                                                    ---------------------------- --- --------------------------

Balance, February 28, 2002 and February 28, 2001           1,160,000                     0.29 to 0.30
                                                    ============================ === ==========================


The Company has elected to adopt the disclosure provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation", and continues to follow Accounting Principles Board Opinion No 25 and related interpretation in accounting for its employee stock options.

Had compensation cost for the plan been determined based on the fair value of the options using the minimum value method at the grant date for awards in the three year period ended February 28, 2002 consistent with the provisions of SFAS No 123, the Company's net loss and loss per share would have been as follows:


                                                 2002      2001       2000

Net loss per US GAAP:
- As reported                                $   (3,459)$  (2,825)$   (3,028)
- Pro forma                                  $   (3,336)$  (2,825)$   (3,109)

Net loss per share per US GAAP - Proforma:
Basic net loss per share under US GAAP       $   (0.076)$  (0.071)$   (0.101)
Diluted net loss per share under US GAAP     $   (0.076)$  (0.071)$   (0.101)


The fair value of each option grant is estimated on the date of grant using the Black & Scholes option pricing model, with the following assumptions for grants made: dividend yields of 0% for all periods; annual risk-free interest rate of 4.5%; expected volatility of 60%. All grants were made during the financial year 2000.


Development Stage Entity

The Company is still in the development stage and under US GAAP falls under the provisions of FAS No. 7 "Accounting and reporting by development stage enterprises".

The cumulative amounts are stated in accordance with International Accounting Standards.

Statement of income
-------------------

                                                                                          Notes            Cumulative
                                                                                                          totals since
                                                                                                           inception
                                                                                                            restated

Revenues                                                                                           $                 2,728
Cost of revenues                                                                                                    (1,996)

                                                                                                      ---------------------
Gross margin                                                                                                           732

Research and development expenses                                                                  $                 8,637
General and administrative expenses                                                                                 12,530
Settlement of legal dispute                                                                 12                         400
Write-down of goodwill                                                                      4                       10,649
Other expenses                                                                                                         184

                                                                                                      ---------------------
Operating loss                                                                                                     (31,668)

Interest expense, net                                                                                               (3,122)
                                                                                                      ---------------------
Loss before income taxes and minority interest                                                                     (34,790)

Provision for income taxes                                                                  12                        (374)
                                                                                                      ---------------------
Loss from ordinary activities                                                                                      (35,164)

Minority interest                                                                           10                          51
                                                                                                      ---------------------
Net loss                                                                                           $               (35,113)
                                                                                                      =====================

Statement of cash flows


                                                                                                     Cumulative
                                                                                                totals since totals since
                                                                                                    inception
                                                                                                      restated
Cash flows from operating activities
Loss before income taxes and minority interest                                                 $            (34,768)
Non cash items
Depreciation and amortization                                                                                 4,742
Write-down of property, plant and equipment                                                                   2,033
Write-down of inventory                                                                                         459
Write-down of goodwill                                                                                       10,649
Interest expense                                                                                              3,122
Equity in earnings of affiliates                                                                                 86
                                                                                                  ------------------
Operating loss before working capital changes                                                               (13,677)

Changes in working capital :
Decrease /(increase) in accounts receivable, prepaid expenses and other current assets                          173
Increase/(decrease) in accounts payable and accrued expenses, and provisions used                               632

                                                                                                  ------------------
Cash used in operations                                                                                     (12,872)

Interest paid to financial institutions                                                                        (427)
Income taxes paid                                                                                               (49)

                                                                                                  ------------------
Net cash used in operating activities                                                                       (13,348)

Cash flows from investing activities
Acquisition of property, plant and equipment                                                                   (728)
Purchase of KCI net of cash acquired                                                                            537

                                                                                                  ------------------
Net cash used in investing activities                                                                          (191)

Cash flows from financing activities
Payment of bank loans                                                                                          (670)
Proceeds from issuance of common stock                                                                        5,912
Proceeds from issuance of convertible  debentures                                                             2,941
Proceeds from credit facility                                                                                 7,950
Payment of credit facility                                                                                   (2,967)
Finders fee                                                                                                    (285)
Increase in bank overdraft                                                                                      437
Non-controlling investment in Odda                                                                               51
Interest paid on convertible  debentures                                                                       (210)

                                                                                                  ------------------
Net cash provided by financing activities                                                                    13,159

Effect of exchange rate changes on cash                                                                         391

                                                                                                  ------------------
Net increase / (decrease) in cash and cash equivalents                                                           11
Cash and cash equivalents, at inception                                                                           -

                                                                                                  ------------------
Cash and cash equivalents, end of year                                                         $                 11
                                                                                                  ==================



New accounting pronouncements under US GAAP

Commencing March 1, 2001, new standards have been effective for the Company under both IAS and US GAAP with respect to accounting policies of financial instruments: IAS 39 "Accounting for Financial Instruments " and SFAS No. 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138.

Adoption of these new standards did not have any effect on net loss and shareholders' deficiency under International Accounting Standards and US GAAP at March 1, 2001.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and other Intangible Assets".

The adoption of SFAS 141 and SFAS 142 will have no effect on net loss and shareholders' deficiency under US GAAP at March 1, 2002.

There is no reconciling difference between net loss and shareholders' deficiency in accordance with IAS and Canadian GAAP for the years ended February 28, 2002 and February 28, 2001.

Under Canadian GAAP, additional disclosures would be required as follows:

Analysis of research and development costs and general and administrative expenditure

                                                  2002             2001             2000

Research and development
Amortization patents                                    4         1,193              597
Consultancy                                             -             -               12
Pilot plant                                           690           409              296
Technical salaries                                      -             -              390
Travel                                                  -             -               49
Patents                                                 -            16               27
Legal fees                                              2             -                -
                                               -----------   -----------     ------------
                                            $         696 $       1,618    $       1,371
                                               ===========   ===========     ============

General and administrative
Audit                                                  63            33               20
Legal                                                 197            53               92
Filing and annual charges                              23            52               33
Board expenses                                          3             3               73
Insurance                                              22            19                7
Office                                                 11            34               24
Rent and rates                                         39            26               35
Leasing                                                18             -                -
Salaries and benefits                                 175           126              257
Shareholder communication                              53            58                9
Telephone                                              17            12               16
Travel                                                 64            56               50
Bank charges                                            9             2                6
Consulting                                            175             -                -
Depreciation                                           15            12               11
General expenses                                       55            57              298
                                               -----------   -----------     ------------
                                            $         939 $         543    $         931
                                               ===========   ===========     ============


16. List of principal consolidated companies

Principal consolidated companies are as follows:

Name of company                          Countries       Holding        Proportion       Nature of business
---------------                          ---------       -------        -----------      ------------------
                                                                           held
                                                                           ----

Kemgas North America Inc.               USA          Ordinary shares       100%      Marketing (dormant)
CalciTech Group Services SARL           France       Ordinary shares       100%      Administration
CalciTech Holdings ApS                  Denmark      Ordinary shares       100%      Holding company
CalciTech Odda A-S                      Norway       Ordinary shares        51%      Production of PCC
CalciTech Deutschland GmbH              Germany      Ordinary shares       100%      Production of PCC

17. NUMBER OF EMPLOYEES (UNAUDITED)

Headcount was 9, 7 and 6 as of February 28, 2002 and 2001 and February 29, 2000, respectively.

                                       32